

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 30, 2008

Maurice J. Gallagher, Jr.
Chairman of the Board and Chief Executive Officer
Allegiant Travel Company
3301 N. Buffalo, Suite B-9
Las Vegas, Nevada 89129

Re: Allegiant Travel Company
Form 10-K for the fiscal year ended December 31, 2007
Filed March 11, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 21, 2008
File No. 001-33166

Dear Mr. Gallagher:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K

Item 1. Business Overview, page 1

1. We note your references to your website throughout your filing. In future filings, please disclose your Internet address and state whether you make available, free of charge, on or through your Internet website your annual report, quarterly reports, current reports, and amendments to those reports as soon as reasonably practicable after you electronically file such material with, or furnished it to, the SEC. Refer to Item 101(e) of Regulation S-K.

Item 1A. Risk Factors, page 16

2. In future filings, please remove the references in your first paragraph that you discuss some, but not all of the significant risk factors or revise to clarify that you have discussed all known material risks.

Item 11. Executive Compensation, page 84

3. We note your disclosure on page 18 of your Definitive Proxy Statement that Mr. Gallagher is expected to provide input to the compensation committee in making compensation decisions for your executive officers. In future filings, please disclose in reasonably complete detail Mr. Gallagher's role in your compensation processes and his input during the crafting of compensation packages. Refer to Item 402(b)(2)(xv) of Regulation S-K.

4. We note your disclosure on page 18 of your Definitive Proxy Statement that you consider the base salaries for your managing directors to be in line with the base salaries generally paid to equivalent officers at other similarly sized companies in your industry. In future filings, please identify the companies to which you benchmark and disclose the degree to which the compensation committee considers such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

5. We note your disclosure regarding your Annual Discretionary Incentive Cash Bonus Program. In future filings, please provide a qualitative and a quantitative discussion of the performance measures to be achieved in order for your employees, including named executive officers and management employees, to earn performance-related compensation. We would expect to see the specific company financial goals, key operating drivers and individual performance objectives used to determine performance-related compensation and how your performance-related awards are specifically structured around such performance goals. Please note that qualitative measures generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the

extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

6. In future filings, please provide a narrative disclosure to your Summary Compensation Table and Grants of Plan-Based Awards Table, including, but not limited to, a description of the material terms of each named executive officer's employment agreement or arrangement and an explanation of the amount of salary and bonus in proportion to total compensation. Refer to Item 402(e) of Regulation S-K.

Signatures, page 87

7. Please have your controller or principal accounting officer sign your filing.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Michelle Lacko at (202) 551-3240. If you need further assistance, you may contact me at (202) 551-3750.

Regards,

Max A. Webb
Assistant Director